Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Call on Result for the 4th quarter 2015

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company is to hold a conference call today, February 03, 2016, on the result for the fourth quarter 2015. The information and forecasts presented are based on information available up to the time of the event and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that with respect to the public conference call, Itaú Unibanco Holding provides:

•	Prior to the scheduled starting time (10:30 a.m. in Portuguese and 12:00 p.m. in English):

o	The slides to be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to BM&FBovespa);

•	Following the scheduled end to the call (12:00 p.m. in Portuguese and 01:30 p.m. in English):

o	Audio replay by calling 5511 31931012 or 5511 28204012, the passwords being 2352236# (Portuguese) and 1628627# (English). The replay will be available immediately following the call until February 09, 2016;
o	The audio format in the Investor Relations site within two hours; and
o	The transcription of the audio replays within a period of five consecutive days.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, February 03, 2016.

MARCELO KOPEL

Investor Relations Officer

4th quarter 2015 – Earnings Review Conference Call Roberto Egydio Setubal President and CEO

 Highlights Recurring Net Income R$5.8 -5.6% (4Q15/3Q15) billion 15.6% (2015/2014) Recurring ROE (p.a.) 1 70 bps (4Q15/3Q15) 22.3% 10 bps (2015/2014) 12-month ROE was 23.9% Credit Quality 3.5% 20 bps (4Q15/3Q15) NPL 90 40 bps (4Q15/4Q14) NPL 15-90: 2.6% 40 bps (4Q15/3Q15) 10 bps (4Q15/4Q14) Financial Margin with Clients: 1.1% (4Q15/3Q15) and 15.6% (2015/2014) totaled R$15.5 billion in the quarter and R$59.6 billion in the year Financial Margin with the Market: 44.2% (4Q15/3Q15) and 94.1% (2015/2014) totaled R$1.3 billion in the quarter and R$7.0 billion in the year Provision for Loan Losses: 6.4% (4Q15/3Q15) and 26.7% (2015/2014) reached R$6.1 billion in the quarter and R$22.9 billion in the year Fees and Result from Insurance1: 7.0% (4Q15/3Q15) and 9.9% (2015/2014) reached R$9.3 billion in the quarter and R$34.7 billion in the year Non-Interest Expenses : 1.9% (4Q15/3Q15) and 8.8% (2015/2014) reached R$11.1 billion in the quarter and R$41.9 billion in the year Efficiency Ratio : 130 bps (4Q15/3Q15) and 100 bps (4Q15/4Q14) reached 45.5% in the quarter and Risk-Adjusted Efficiency Ratio reached 64.5% Credit Portfolio: 0.8% (Dec/15 – Sep/15) and 4.3% (Dec/15 – Dec/14) including private securities 0.9% in the quarter and 4.6% (Dec/15 – Dec/14) 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses 2

 Recurring ROE / Recurring ROA Recurring Return on Average Equity (trailing 12 months) Recurring Return on Average Equity (quarterly) Recurring Return on Average Assets – Annualized Itaú Unibanco Holding S.A. 3

# Results

Itaú

| In R$ millions | 4Q15 | 3Q15 | change | | 4Q14 | change | | 2015 | 2014 | change | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | **26,680** | **26,945** | **(266)** | **-1.0%** | **23,754** | **2,926** | **12.3%** | **103,910** | **89,840** | **14,070** | **15.7%** |
| Managerial Financial Margin | 16,764 | 17,595 | (831) | -4.7% | 14,705 | 2,059 | 14.0% | 66,557 | 55,155 | 11,402 | 20.7% |
| Financial Margin with Clients | 15,495 | 15,319 | 176 | 1.1% | 13,687 | 1,808 | 13.2% | 59,580 | 51,560 | 8,020 | 15.6% |
| Financial Margin with the Market * | 1,269 | 2,276 | (1,007) | -44.2% | 1,018 | 251 | 24.6% | 6,977 | 3,595 | 3,382 | 94.1% |
| Commissions and Fees | 7,645 | 7,082 | 563 | 7.9% | 6,825 | 820 | 12.0% | 28,500 | 25,777 | 2,723 | 10.6% |
| Result from Insurance [1] | 2,271 | 2,268 | 3 | 0.1% | 2,224 | 47 | 2.1% | 8,853 | 8,908 | (55) | -0.6% |
| **Result from Loan Losses *** | **(4,634)** | **(4,653)** | **19** | **-0.4%** | **(3,284)** | **(1,350)** | **41.1%** | **(18,129)** | **(13,023)** | **(5,106)** | **39.2%** |
| Provision for Loan Losses | (6,116) | (5,747) | (369) | 6.4% | (4,614) | (1,502) | 32.6% | (22,898) | (18,071) | (4,827) | 26.7% |
| Recovery of Loans Written Off as Losses | 1,482 | 1,094 | 387 | 35.4% | 1,330 | 152 | 11.4% | 4,769 | 5,049 | (279) | -5.5% |
| **Retained Claims** | **(406)** | **(437)** | **31** | **-7.0%** | **(497)** | **91** | **-18.3%** | **(1,597)** | **(2,023)** | **426** | **-21.1%** |
| **Other Operating Expenses** | **(12,959)** | **(12,748)** | **(211)** | **1.7%** | **(11,633)** | **(1,326)** | **11.4%** | **(49,001)** | **(44,439)** | **(4,563)** | **10.3%** |
| Non-interest Expenses | (11,119) | (10,906) | (212) | 1.9% | (10,113) | (1,006) | 9.9% | (41,886) | (38,483) | (3,403) | 8.8% |
| Tax Expenses and Other [2] | (1,840) | (1,841) | 1 | -0.1% | (1,520) | (320) | 21.1% | (7,116) | (5,956) | (1,160) | 19.5% |
| **Income before Tax and Minority Interests** | **8,680** | **9,108** | **(427)** | **-4.7%** | **8,340** | **341** | **4.1%** | **35,183** | **30,356** | **4,827** | **15.9%** |
| **Income Tax and Social Contribution** | **(2,815)** | **(2,911)** | **96** | **-3.3%** | **(2,595)** | **(220)** | **8.5%** | **(10,994)** | **(9,427)** | **(1,568)** | **16.6%** |
| **Minority Interests in Subsidiaries** | **(92)** | **(79)** | **(13)** | **16.4%** | **(85)** | **(7)** | **8.6%** | **(356)** | **(311)** | **(45)** | **14.5%** |
| **Recurring Net Income** | **5,773** | **6,117** | **(344)** | **-5.6%** | **5,660** | **113** | **2.0%** | **23,832** | **20,619** | **3,214** | **15.6%** |
| **Non-recurring Events** | (75) | (172) | 97 | -56.4% | (140) | 65 | -46.4% | (473) | (377) | (95) | 25.3% |
| **Net Income** | **5,698** | **5,945** | **(247)** | **-4.2%** | **5,520** | **178** | **3.2%** | **23,360** | **20,242** | **3,118** | **15.4%** |
| **Recurring Net Income per Share [3]** | **0.97** | **1.03** | **(0.05)** | **-5.2%** | **0.94** | **0.04** | **3.8%** | **4.02** | **3.42** | **0.60** | **17.6%** |

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

[3] Calculated based on the number of outstanding shares at the end of each period, adjusted to reflect the 10% share bonus granted on June 05, 2014 and July 17, 2015.

* There was a restructuring of one operation of a specific group that had already been written off as a loss. This restructuring totaled R$488 million in recovery of loans written off as losses, of which R$283 million refers to financial assets received and R$205 million to a new loan operation which was booked with 100% of provision in accordance with the current regulation. There was a negative adjust of R$125 million in the financial margin with the market to adjust to market value the financial asset received. This operation generated an effect of R$158 million before taxes and of R$87 million in our net income.

Itaú Unibanco Holding S.A.

4

# Results

Itaú

| In R$ millions | 2015 Consolidated | 2015 Brazil [1] | 2015 Latin America | 2014 Consolidated | 2014 Brazil [1] | 2014 Latin America | change Consolidated | change Brazil [1] | change Latin America |
|---|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | **103,910** | **98,228** | **5,683** | **89,840** | **85,529** | **4,311** | **15.7%** | **14.8%** | **31.8%** |
| Managerial Financial Margin | 66,557 | 62,845 | 3,712 | 55,155 | 52,267 | 2,888 | 20.7% | 20.2% | 28.5% |
| Financial Margin with Clients | 59,580 | 56,356 | 3,224 | 51,560 | 49,150 | 2,410 | 15.6% | 14.7% | 33.8% |
| Financial Margin with the Market | 6,977 | 6,489 | 488 | 3,595 | 3,117 | 478 | 94.1% | 108.2% | 2.1% |
| Commissions and Fees | 28,500 | 26,630 | 1,870 | 25,777 | 24,402 | 1,375 | 10.6% | 9.1% | 35.9% |
| Result from Insurance [2] | 8,853 | 8,752 | 101 | 8,908 | 8,861 | 47 | -0.6% | -1.2% | 114.5% |
| **Result from Loan Losses** | **(18,129)** | **(17,609)** | **(519)** | **(13,023)** | **(12,589)** | **(434)** | **39.2%** | **39.9%** | **19.8%** |
| Provision for Loan Losses | (22,898) | (22,312) | (586) | (18,071) | (17,591) | (481) | 26.7% | 26.8% | 21.9% |
| Recovery of Loans Written Off as Losses | 4,769 | 4,703 | 66 | 5,049 | 5,002 | 47 | -5.5% | -6.0% | 41.3% |
| **Retained Claims** | **(1,597)** | **(1,567)** | **(30)** | **(2,023)** | **(2,007)** | **(15)** | **-21.1%** | **-21.9%** | **93.4%** |
| **Other Operating Expenses** | **(49,001)** | **(45,523)** | **(3,479)** | **(44,439)** | **(41,844)** | **(2,594)** | **10.3%** | **8.8%** | **34.1%** |
| Non-interest Expenses | (41,886) | (38,526) | (3,359) | (38,483) | (35,993) | (2,489) | 8.8% | 7.0% | 34.9% |
| Tax Expenses and Other [3] | (7,116) | (6,996) | (119) | (5,956) | (5,851) | (105) | 19.5% | 19.6% | 14.2% |
| **Income before Tax and Minority Interests** | **35,183** | **33,528** | **1,655** | **30,356** | **29,088** | **1,268** | **15.9%** | **15.3%** | **30.5%** |
| **Income Tax and Social Contribution** | **(10,994)** | **(10,452)** | **(542)** | **(9,427)** | **(9,018)** | **(409)** | **16.6%** | **15.9%** | **32.7%** |
| **Minority Interests in Subsidiaries** | **(356)** | **(356)** | **-** | **(311)** | **(311)** | **-** | **14.5%** | **14.5%** | **0.0%** |
| **Recurring Net Income** | **23,832** | **22,720** | **1,113** | **20,619** | **19,759** | **859** | **15.6%** | **15.0%** | **29.5%** |

| | 2015 Consolidated | 2015 Brazil | 2015 Latin America | 2014 Consolidated | 2014 Brazil | 2014 Latin America |
|---|---|---|---|---|---|---|
| **Regulatory Capital** | **106,462** | **99,062** | **7,401** | **95,848** | **90,426** | **5,422** |
| **Recurring ROE** | **23.9%** | **24.4%** | **17.5%** | **24.0%** | **24.5%** | **16.3%** |

[1] Includes units abroad ex-Latin America.

[2] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[3] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.

5

 Credit and Trading & Insurance and Services 2015 2014 change Insurance Excess Insurance Excess Insurance Excess Consolidated Credit and Consolidated Credit and Consolidated Credit and In R$ billions Trading and Services Capital Trading and Services Capital Trading and Services Capital Operating Revenues 103.9 55.9 46.9 1.0 89.8 49.6 40.2 0.1 15.7% 12.8% 16.8% - Managerial Financial Margin 66.6 46.7 18.8 1.0 55.2 41.0 14.1 0.1 20.7% 14.0% 33.3% - Commissions and Fees 28.5 9.2 19.3 - 25.8 8.6 17.2 - 10.6% 7.2% 12.3% - Result from Insurance 8.9 - 8.9 - 8.9 - 8.9 - -0.6% - -0.6% - Result from Loan Losses (18.1) (18.1) - - (13.0) (13.0) - - 39.2% 39.2% - - Retained Claims (1.6) - (1.6) - (2.0) - (2.0) - -21.1% - -21.1% - Non-interest Expenses and Other Expenses (49.4) (23.3) (26.0) (0.0) (44.7) (21.8) (22.9) (0.0) 10.3% 6.9% 13.3% - Recurring Net Income 23.8 10.2 12.9 0.8 20.6 10.0 10.5 0.1 15.6% 1.4% 22.2% - Regulatory Capital 106.5 64.3 30.1 12.0 95.8 59.8 27.5 8.5 11.1% 7.5% 9.6% 40.7% Recurring Return 23.9% 15.3% 43.2% 11.9% 24.0% 15.4% 40.5% 7.1% -10 bps -10 bps 270 bps 480 bps Itaú Unibanco Holding S.A. 6

# Credit Portfolio

Itaú

| In R$ millions, end of period | 4Q15 | 3Q15 | change | 4Q14 | change |
|---|---|---|---|---|---|
| **Individuals** | **187,556** | **186,128** | **0.8%** | **186,212** | **0.7%** |
| Credit Card Loans | 58,542 | 55,051 | 6.3% | 59,321 | -1.3% |
| Personal Loans | 28,961 | 30,256 | -4.3% | 28,541 | 1.5% |
| Payroll Loans | 45,437 | 45,695 | -0.6% | 40,525 | 12.1% |
| Vehicle Loans | 19,984 | 21,632 | -7.6% | 28,927 | -30.9% |
| Mortgage Loans | 34,631 | 33,493 | 3.4% | 28,898 | 19.8% |
| **Companies** | **288,393** | **293,686** | **-1.8%** | **285,816** | **0.9%** |
| Corporate Loans (1) (2) | 205,704 | 208,947 | -1.6% | 201,692 | 2.0% |
| Very Small, Small and Middle Market Loans | 82,688 | 84,739 | -2.4% | 84,125 | -1.7% |
| **Latin America (2)** | **72,125** | **72,528** | **-0.6%** | **53,491** | **34.8%** |
| **Total with Endorsements and Sureties** | **548,073** | **552,342** | **-0.8%** | **525,519** | **4.3%** |
| Corporate - Private Securities | 37,431 | 38,332 | -2.4% | 34,175 | 9.5% |
| **Total with Endorsements, Sureties and Private Securities** | **585,504** | **590,674** | **-0.9%** | **559,694** | **4.6%** |
| **Total with Endorsements, Sureties and Private Securities (ex-foreign exchange rate variation)** | **585,504** | **585,556** | **0.0%** | **603,046** | **-2.9%** |
| | | | | | |
| **Corpbanca (3)** | **81,263** | **83,378** | **-2.5%** | **62,102** | **30.9%** |

(1) There were transfers of financial assets with no risk retention and with low probability of recovery in the short term, to affiliated company, related to operations of specific economic groups, with a negative effect of R$17 million on net income. Had we not transferred the financial assets, the 90-day NPL of the total portfolio would have reached 3.7% instead of 3.5%. (2) Certain credits that were classified as Corporate Loans were reclassified to the Latin America segment, and for comparison purposes, prior periods have been reclassified. (3) Source: Corpbanca´s Investors Relations.

Note: Growth of the average total loan portfolio, including endorsements and sureties and private securities, was 9.4% in 2015 when compared to 2014.

Itaú Unibanco Holding S.A.

7

 Financial Margin | Annualized average rate Spread-sensitive operations Financial margin with clients Risk-adjusted spread-sensitive operations1 Risk-adjusted financial margin with clients 1 CDI (annualized quarterly rate) 3 After provision for loan losses, net of recoveries. Itaú Unibanco Holding S.A. 8

 Financial Margin with the Market Sale of Cetip/BM&FBovespa Shares Financial Margin with the Market 1-year moving average of Financial Margin with the Market (ex-Sale of Shares) The quarterly average Financial Margin with the Market for the past 8 quarters was R$1,322 million. Itaú Unibanco Holding S.A. 9

 Credit Quality 15 to 90-day NPL Ratio Individuals Total Corporate Very Small, Small and Middle Market Companies 90-day NPL Ratio Individuals Total Corporate Very Small, Small and Middle Market Companies 1 There were transfers of financial assets with no risk retention and with low probability of recovery in the short term, to affiliated company, related to operations of specific economic groups, with a negative effect of R$17 million on net income. Had we not transferred the financial assets, the 90-day NPL of the total portfolio would have reached 3.7% instead of 3.5% and the corporate portfolio ratio would have reached 1.7%. There was no effect on the 15 to 90-day NPL ratio. Itaú Unibanco Holding S.A. 10

 90-day Coverage Ratio Total 90-day Coverage Ratio (%) Allowance for Loan Losses (in R$ billion) 34.1 11.0 7.7 15.4 Complementary Allowance Complementary Allowance Generic Allowance Specific Allowance (R$ billion) Coverage Coverage Coverage 90-day NPL Ratio Excluding Fully Provisioned Credits (%) Individuals Companies Itaú Unibanco Holding S.A. 11

 Renegotiated Loan Operations Total Renegotiated Portfolio | Breakdown by Days Overdue* (in R$ billion) Days overdue: measured at the moment of renegotiation Write-off Over 90 days overdue 31-90 days overdue Up to 30 days overdue Non-overdue * Measured at the moment of renegotiation. Delinquency and Allowance for Loan Losses Coverage (Renegotiated Loans over 30 days overdue)* 90-day NPL Balance (R$ billion) 90-day NPL Coverage 90-day NPL ratio * Measured at the moment of renegotiation. Itaú Unibanco Holding S.A. 12

Sale and Transfer of Financial Assets – 4Q15 in R$ millions Transfer of assets with low Sale of portfolios of the Middle Sale of student loan portfolios in probability of recovery, with no risk Market segment that had already Chile with no risk retention retention, to affiliated company been written off as losses Assets Book Value: 1,249 Assets Book Value: 256 Assets Book Value: 0 4 Average Provision (75%): 933 Provision Balance: 4 Assets Sale Value: 44 Assets Net Value: 316 Assets Net Value: 252 Impact on Income Before Taxes: 443 Assets Sale Value: 3011 Assets Sale Value: 332 Impact on Net Income: 24 Provision Expense: (17)2 Impact on Income Before Taxes: 803 Impact on Income Before (32) Taxes: Impact on Net Income: 44 Impact on Net Income: (17) Impact on the NPL ratio No impact on the NPL ratio No impact on the NPL ratio Total: 20 bps Corporate: 80 bps (1) Based on appraisal report; (2) Recognized in the company that acquired the portfolio and that is consolidated in our financial statements; (3) Additionally, there were transfers of assets with no impact on the NPL ratio, which generated an effect of R$ 11 million on income before taxes, as demonstrated in the Note 8-F of the Financial Statements; (4) R$ 2,104 million that had already been written off as losses. Itaú Unibanco Holding S.A. 13

Provision for Loan Losses by Segment Retail Banking Wholesale Banking Itaú Unibanco Holding S.A. 14

# Insurance and Services | Result by Business Line

Itaú

| In R$ billions | | Insurance and Services | Insurance | REDE | Deposits | Cash Management[1] | Asset Management & Consortia | Asset and Liability Management[2] | Other |
|---|---|---|---|---|---|---|---|---|---|
| 2015 | **Operating Revenues** | **46.9** | **9.5** | **7.2** | **5.2** | **14.2** | **3.1** | **5.8** | **1.9** |
| | Managerial Financial Margin | 18.8 | 0.3 | 1.7 | 5.2 | 5.8 | 0.1 | 5.7 | 0.1 |
| | Commissions and Fees | 19.3 | 0.4 | 5.5 | - | 8.4 | 3.0 | 0.1 | 1.8 |
| | Result from Insurance | 8.9 | 8.9 | - | - | - | - | - | - |
| | **Retained Claims** | **(1.6)** | **(1.6)** | **-** | **-** | **-** | **-** | **-** | **-** |
| | **Non-interest Expenses and Other Expenses** | **(26.0)** | **(3.3)** | **(2.4)** | **(2.7)** | **(12.1)** | **(2.2)** | **(0.9)** | **(2.2)** |
| | **Recurring Net Income** | **12.9** | **2.8** | **3.2** | **1.5** | **1.2** | **0.5** | **3.0** | **0.6** |
| 2014 | **Operating Revenues** | **40.2** | **9.9** | **6.2** | **4.4** | **11.7** | **2.7** | **3.4** | **2.0** |
| | Managerial Financial Margin | 14.1 | 0.5 | 1.2 | 4.4 | 4.7 | 0.1 | 3.1 | 0.1 |
| | Commissions and Fees | 17.2 | 0.5 | 5.0 | - | 6.9 | 2.7 | 0.3 | 1.9 |
| | Result from Insurance | 8.9 | 8.9 | - | - | - | - | - | - |
| | **Retained Claims** | **(2.0)** | **(2.0)** | **-** | **-** | **-** | **-** | **-** | **-** |
| | **Non-interest Expenses and Other Expenses** | **(22.9)** | **(3.3)** | **(2.2)** | **(2.5)** | **(10.4)** | **(1.9)** | **(0.7)** | **(2.0)** |
| | **Recurring Net Income** | **10.5** | **2.9** | **2.7** | **1.1** | **0.8** | **0.5** | **1.7** | **0.9** |
| Change | **Operating Revenues** | **17%** | **-3%** | **17%** | **19%** | **22%** | **14%** | **72%** | **-7%** |
| | **Retained Claims** | **-21%** | **-21%** | **-** | **-** | **-** | **-** | **-** | **-** |
| | **Non-interest Expenses and Other Expenses** | **13%** | **2%** | **13%** | **8%** | **17%** | **16%** | **34%** | **12%** |
| | **Recurring Net Income** | **22%** | **-1%** | **20%** | **34%** | **63%** | **9%** | **73%** | **-36%** |

(1) Includes checking accounts, payment and receiving services and foreign spot transactions.

(2) Revenues and hedges from asset liability management for interest rate and duration mismatches. Does not involve credit risk.

Itaú Unibanco Holding S.A.

15

# Commissions & Fees and Result from Insurance

| In R$ millions | 4Q15 | 3Q15 | change | | 4Q14 | change | | 2015 | 2014 | change | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Asset Management[1] | 756 | 760 | (4) | -0.5% | 650 | 106 | 16.3% | 2,867 | 2,642 | 224 | 8.5% |
| Current Account Services | 1,623 | 1,462 | 161 | 11.0% | 1,293 | 330 | 25.5% | 5,858 | 4,876 | 983 | 20.2% |
| Credit Operations and Guarantees Provided | 840 | 824 | 16 | 1.9% | 799 | 41 | 5.2% | 3,264 | 3,033 | 231 | 7.6% |
| Collection Services | 382 | 383 | (1) | -0.3% | 368 | 14 | 3.8% | 1,515 | 1,528 | (12) | -0.8% |
| Credit Cards | 3,204 | 2,929 | 275 | 9.4% | 2,996 | 208 | 6.9% | 11,946 | 11,046 | 900 | 8.1% |
| Other | 840 | 725 | 116 | 16.0% | 719 | 121 | 16.8% | 3,050 | 2,652 | 398 | 15.0% |
| **Commissions and Fees** | **7,645** | **7,082** | **563** | **7.9%** | **6,825** | **820** | **12.0%** | **28,500** | **25,777** | **2,723** | **10.6%** |
| Result from Insurance, Pension Plan and Premium Bonds | 1,607 | 1,563 | 43 | 2.8% | 1,446 | 161 | 11.1% | 6,196 | 5,785 | 412 | 7.1% |
| **Total** | **9,251** | **8,645** | **606** | **7.0%** | **8,271** | **981** | **11.9%** | **34,696** | **31,562** | **3,134** | **9.9%** |
| (-) Result from Other Insurance Activities[2] | 152 | 95 | 57 | 60.6% | 80 | 73 | 91.2% | 430 | 536 | (106) | -19.8% |
| **Total excluding Other Insurance Activities[2]** | **9,099** | **8,551** | **549** | **6.4%** | **8,191** | **908** | **11.1%** | **34,266** | **31,026** | **3,240** | **10.4%** |

[1] Includes fund management fees and consortia management fees.
[2] Other insurance activities include extended warranty, large risks, health insurance, other products and our stake in IRB.



In R$ millions
7,423
7,775
8,093
8,271
8,349
8,451
8,645
9,251
37.3%
36.4%
36.0%
36.0%
34.3%
34.2%
32.9%
35.6%
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
Commissions and Fees and Result from Insurance Operations*
(Commissions and Fees and Result from Insurance Operations*)/(Financial Margin + Commissions and Fees and Result from Insurance Operations*)

* Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A. 16

Non-Interest Expenses In R$ millions 4Q15 3Q15 change 4Q14 change 2015 2014 change Personnel Expenses (4,899) (5,011) 112 -2.2% (4,426) (473) 10.7% (18,773) (16,885) (1,888) 11.2% Administrative Expenses (4,558) (4,350) (208) 4.8% (4,253) (305) 7.2% (17,101) (16,211) (890) 5.5% Personnel and Administrative Expenses (9,457) (9,361) (96) 1.0% (8,679) (778) 9.0% (35,874) (33,096) (2,778) 8.4% Operating Expenses (1) (1,530) (1,410) (120) 8.5% (1,273) (257) 20.2% (5,502) (4,885) (617) 12.6% Other Tax Expenses (2) (131) (136) 4 -3.1% (162) 30 -18.7% (510) (502) (8) 1.6% Total (11,119) (10,906) (212) 1.9% (10,113) (1,006) 9.9% (41,885) (38,483) (3,403) 8.8% ( - ) Operations Abroad (1,239) (1,131) (108) 9.6% (860) (379) 44.1% (4,369) (3,146) (1,223) 38.9% Total (ex-operations abroad) (9,880) (9,775) (104) 1.1% (9,253) (626) 6.8% (37,516) (35,336) (2,180) 6.2% 1 Includes expenses from provisions for contingencies, credit card selling expenses, claims and other; 2 Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS. Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Itaú Unibanco Holding S.A. 17

 Core Capital Ratio (Common Equity Tier I) Changes in the Core Capital Ratio in the 4Q15 Full application of Basel III rules │ December 31, 2015 1 Includes the increase in treasury shares and the increase in the negative balance of asset valuation adjustment. 2 Includes deductions of Goodwill, Intangible Assets, Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 3 Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 9.09 nowadays, will be to 12.5 in 2019. 4 Does not include any reversal of the complementary allowance for loan losses. Itaú Unibanco Holding S.A. 18

 2015 Forecast Actual Total Credit Portfolio 1 Growth of 3.0% to 7.0% Growth of 4.6% 2 Managerial Financial Margin 3 Growth of 14.5% to 17.5% Growth of 20.7% Provision for Loan Losses Net of Recovery of Loans Between R$15 billion and R$18 billion R$18.1 billion Commissions and Fees and Result from Insurance Operations 4 Growth of 9.5% to 11.5% Growth of 9.9% Non-Interest Expenses Growth of 7.0% to 10.0% Growth of 8.8% 1 Includes endorsements, sureties and private securities; 2 Excluding Foreign Exchange Rate Variation – Decrease of 2.9%; 3 Includes Financial Margin with Clients and Financial Margin with Market; 4 Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds (-) Retained Claims (-) Selling Expenses with Insurance, Pension Plan and Premium Bonds. Note: The forecast does not include the effects of the CorpBanca’s transaction. Itaú Unibanco Holding S.A. 19

 2016 Forecast Consolidated Brazil 1 Total Credit Portfolio 2 from -0.5% to 4.5% from -1.0% to 3.0% Financial Margin with Clients Growth of 2.0% to 5.0% Growth of 1.0% to 4.0% Provision for Loan Losses Net of Recovery of Loans Between R$22 billion and R$25 billion Between R$21 billion and R$24 billion Commissions and Fees 3 Growth of 6.0% to 9.0% Growth of 4.5% to 7.5% Non-Interest Expenses Growth of 5.0% to 7.5% Growth of 4.0% to 6.5% 1 Includes units abroad ex-Latin America; 2 Includes endorsements, sureties and private securities; 3 Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds (-) Retained Claims (-) Selling Expenses with Insurance, Pension Plan and Premium Bonds. Note: The forecast does not include the effects of the CorpBanca’s transaction. Itaú Unibanco Holding S.A. 20

 Stock Market Performance Market Capitalization (in R$ billions) Net Dividend Yield 1 Price/Earnings 2 Average Daily Trading Volume (in R$ millions) BM&FBOVESPA (Non-voting + Common) NYSE (ADR) 1 Dividends and Interest on Capital Distributed in the last 12 months of each period/average price of the non-voting shares on the first day of each period; 2 Source: Bloomberg (considered analysts expectations for the next 12 months, as of each date, and ITUB4 closing price). Itaú Unibanco Holding S.A. 21

 Shares Buybacks Non-voting Shares Acquired * Number Average Price Amount Year (Units) (R$) (R$ million) 2015 115,440,280 28.80 3,324.4 3.8% of the capital stock in non-voting shares 1.9% of total capital stock 2016 7,990,000 25.06 200.2 The balance of treasury non-voting shares** accounts for 5.7% of total outstanding shares of the same class (free float). Shares Buyback Program Authorizes the acquisition of up to: Effective In February 2016, the renewal of the 50 10 share buyback program was approved From February 3, 2016 million million in a Board of Directors meeting. to August 2, 2017 non-voting shares common shares * All values were adjusted to reflect the 10% bonus share ** As at December 31, 2015, the balance of treasury non-voting shares was 162.6 million. Itaú Unibanco Holding S.A. 22

 4th quarter 2015 – Earnings Review Conference Call Roberto Egydio Setubal President and CEO